Exhibit 99.1

ElectraMeccanica Launches “Drive SOLO” Marketing Campaign

VANCOUVER, British Columbia, Aug. 27, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles, today announced “Drive SOLO,” a brand-new marketing campaign aimed at educating consumers about the Company’s flagship SOLO EV, which is now in production.

  Driving solo? Then Drive SOLO

ElectraMeccanica has created an innovative, three-wheeled, single-occupant all-electric vehicle that will transform urban transportation and revolutionize the world’s driving eco-system. The campaign challenges consumers to reconsider their driving habits, particularly when commuting to work, the gym, or visiting friends. When you are driving solo…“Drive SOLO.”

The campaign launched earlier this week with a takeover of one of Los Angeles’ iconic billboards followed by a digital storytelling campaign across all social and digital media platforms, including: Facebook, Instagram, Twitter and the Company website. This marketing campaign accompanies the Company’s August 26 start of production of the SOLO, with deliveries targeted for late November/early December 2020.

The “Drive SOLO” campaign is characterized by bold, minimalist visuals, which were designed by Narrative Media Group, a specialty creative experience agency that has worked with some of the country’s most high-profile influencers, organizations and iconic brands. As the first in a series of future postings, this billboard is located in one of West Los Angeles’ most highly trafficked locations on Santa Monica Boulevard leading to the Company’s first retail store in Century City. More broadly, ElectraMeccanica is pursuing a hybrid traditional/non-traditional social and digital marketing campaign to be rolled out over the next several months. The dynamic and geo-targeted campaign includes a Spotify ad buy spanning mobile and desktop platforms that communicates the accessibility, sustainability, relevance and cutting-edge technology of the SOLO.

“Our ‘Drive SOLO’ campaign will position our flagship SOLO at the center of a transportation revolution, filling a niche between last-mile micro-mobility solutions and larger, under-utilized passenger cars,” said ElectraMeccanica CEO Paul Rivera. “Coming on the heels of the start of production and leading up to the first SOLO deliveries in late 2020, we are changing the way people think about how and what they drive. When you’re driving solo, ‘Drive SOLO.’”

Distribution of the SOLO will begin in three locations where the Company has an existing retail footprint; Southern California, Scottsdale, AZ and Portland, OR. Additional deliveries will be made to key markets along the west coast as the company continues to expand.

The SOLO is a purpose-built three-wheeled, all electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ef8413e7-8dab-495a-bdce-4c605e806b1d.

Source: ElectraMeccanica Vehicles Corp.

Released August 27, 2020